AIM Funds Intermediary Agreement Regarding Compliance with SEC Rule 22c-2
This Agreement is made and entered into by and between AIM Investment Services, Inc. (the "Transfer Agent"), a Delaware corporation and the transfer agent for certain management investment companies (each, a "mutual fund") registered with the U.S. Securities and Exchange Commission (the "SEC') and regulated under the Investment Company Act of 1940, as amended (the "1940 Act"), and each Intermediary identified below.
Recitals
WHEREAS, effective May 23, 2005, the SEC adopted Rule 22c-2 under the 1940 Act which requires every mutual fund (or on the fund's behalf, the principal underwriter or transfer agent) to enter into a written agreement with each financial intermediary who sells shares or otherwise maintains accounts which hold shares of the fund for the benefit of a shareholder, as defined below, pursuant to which the intermediary agrees to: (i) provide, promptly upon request by the fund, the Taxpayer Identification Number of all shareholders that purchased, redeemed, transferred, or exchanged shares held through an account with the financial intermediary, and the amount and dates of such shareholder purchases, redemptions, transfers, and exchanges; and (ii) execute any instructions from the fund to restrict or prohibit further purchases or exchanges of fund shares by a shareholder who has been identified by the fund as having engaged in transactions of fund shares (directly or indirectly through the intermediary's account) that violate policies established by the fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the fund; and (iii) use best efforts to determine, promptly upon the request of the fund, whether any other person that holds fund shares through the financial intermediary is itself a financial intermediary (an "indirect intermediary") and, upon further request by the fund, (A) provide (or arrange to have provided) the identification and transaction information described above with respect to shareholders who hold an account with an indirect intermediary, or (B) restrict or prohibit the indirect intermediary from purchasing securities issued by the fund; and
WHEREAS, the Intermediary currently sells shares or otherwise maintains accounts which hold shares for the benefit of a shareholder or shareholders of certain mutual funds for which the Transfer Agent is the transfer agent (each, an "AIM Fund" or a "Fund"); and
WHEREAS, the Transfer Agent has agreed to administer the AIM Funds' compliance program related to Rule 22c-2;
NOW, THEREFORE, the premises considered, the Transfer Agent and the Intermediary agree as follows:
1.    Definitions. For purposes of this Agreement:
(a)The term "Intermediary" shall mean an insurance company separate account.
(b)The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund under the Investment Company Act of 1940 that are held by the Intermediary.
(c)The term Shareholder means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary ("Contract"), or a participant in an employee benefit plan with a beneficial interest in a contract.

(d)The term "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.
(e)The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.
(f)The term "written" includes electronic writings and facsimile transmissions.
2. Compliance Obligations of Intermediary. Beginning no later than October 16, 2007, or such other date as the SEC may designate as the date by which mutual funds must be in compliance with Rule 22c-2, the Intermediary agrees to provide the Transfer Agent, upon written request, the taxpayer identification number ("TIN') or other government-issued identifier ("GII") and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Transfer Agent, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions. Upon further request by the Fund, Intermediary agrees to provide the name or other identifier of any investment professionals (if known) associated with any Shareholder(s) account which has been identified by the Fund as having violated policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.
(a)Period Covered by Request. Requests made pursuant to this Section must set forth a specific time period, not to exceed ninety (90) calendar days from the date of the request, for which transaction information is sought. The Transfer Agent may request transaction information older than ninety (90) calendar days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.
(b)Daily Data Feed. If requested by the Transfer Agent, the Intermediary shall provide the information specified above with respect to each account for each trading day.
(c)Form and Timing of Response. The Intermediary agrees to transmit the requested information specified above that is on its books and records to the Transfer Agent or its designee promptly, but in any event not later than ten (10) business days, after receipt of a good order request.

If the requested information is not on the Intermediary's books and records, the Intermediary agrees to: (i) provide or arrange to provide to the Transfer Agent the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Transfer Agent, block further purchases of Fund shares from such indirect intermediary. In such instance, the Intermediary agrees to inform the Transfer Agent whether it plans to perform (i) or (ii). Responses required by this Paragraph must be communicated in writing and in a format mutually agreed upon by the
Intermediary and the Transfer Agent. To the extent practicable, the format for any transaction information provided to the Transfer Agent should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, the term indirect intermediary has the same meaning as in Rule 22c-2.
Limitations on Use of Information. The Transfer Agent agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.
(d)Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Transfer Agent to restrict or prohibit further purchases or exchanges of Fund shares by a shareholder that has been identified by the Transfer Agent as having engaged in transactions of the Fund's shares (directly or indirectly through an account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. Unless otherwise directed by the Transfer Agent, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by us at the following address: 22c2Operations@HartfordLife.com, or such other address that Intermediary may communicate to the Transfer Agent in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:
The Hartford 22c-2 Operations Team, B3W
200 Hopmeadow Street
Simsbury, CT 06089
Fax: 860.380.1931.
(e)Form of Instructions. To be considered in "good order, " instructions must include the fund account number and the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is(are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Transfer Agent agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund's policies relating to eliminating or reducing any dilution of the value of the Fund's outstanding Shares.
(f)Timing of Response. The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

(g)Confirmation by the Intermediary. The Intermediary agrees to provide written confirmation to the Transfer Agent that instructions have been executed. The Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.
(h)Construction of the Agreement; Fund Participation Agreements. The parties and/or their affiliates have entered into one or more Fund Participation Agreements between or among them for the purchase and redemption of shares of the Funds by the separate accounts in connection with the Contracts. This Agreement supplements those Fund Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Fund Participation Agreement, the terms of this Agreement shall control.
3.Entire Agreement. This Agreement constitutes the entire understanding among the parties as to the Intermediaries obligations with respect to the matters discussed herein. This Agreement is not intended to amend or terminate any other agreements between among the parties which relate to the AIM Funds; provided, however, that (i) to the extent that the provisions of any other agreement among the parties are inconsistent with this Agreement, this Agreement shall control with respect to the matters discussed herein.
4.AIM Funds as Third-Party Beneficiaries. As required by Rule 22c-2, the Transfer Agent is entering into this Agreement as agent and on behalf of the AIM Funds. The AIM Funds shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and otherwise involved in the activities contemplated herein.
5.Assignment. The Intermediary shall not have the right to assign this Agreement without the prior written consent of the Transfer Agent, which consent may be withheld by the Transfer Agent if other necessary agreements related to the maintenance of shareholder accounts in the AIM Funds are not also assigned or otherwise negotiated with the party to which the Intermediary desires to assign this Agreement. The Transfer Agent may assign this Agreement to any other affiliated entity which undertakes the role of transfer agent for the AIM Funds.
6.Amendment. This Agreement may be modified or amended, and the terms of this Agreement may be waived, only by a writing signed by the parties.
7.Termination. This Agreement will terminate upon the termination of the Fund Participation Agreements.
8.Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Texas, without respect to conflict of laws principles, and the 1940 Act.

AGREED AND EXECUTED:
AIM Investment Services, Inc.

Hartford Life Insurance Company
Hartford Life and Annuity Insurance Company On behalf of their respective insurance company separate accounts
(Legal Name of Intermediary)

Name     Robert Arena
Title:    SVP
Date:    3/20/07
By:     /s/

Address for delivery of notices hereunder:    Address for delivery of notices hereunder:
11 Greenway Plaza, Suite 100
Houston, Texas 77046
Attention: General Counsel
The Hartford 22c-2 Operations Team, B3W
200 Hopmeadow Street
Simsbury, CT 06089
Fax: 860.380.1931